HINDALCO

ADITYA BIRLA GROUP

[redacted]

08004360

RECEIVED 2008 AUG 18 A 8:21

August 12, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SUPPL

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

PROCESSED
AUG 20 2008
THOMSON REUTERS

Dear Sir,

*Re: **Rights offering***

Please refer our letter dated 20th June 2008 on the aforesaid subject.

Pursuant to Clause 3.5.3 of SEBI (DIP) guidelines 2000, this is to inform you that a meeting of the Committee of the Board of Directors will be held on Thursday, 14th August 2008 to determine the price and other terms and conditions of the proposed rights offering

Thanking you
Very truly yours

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
VICE - PRESIDENT &
COMPANY SECRETARY

END

HINDALCO INDUSTRIES LIMITED
Regd. & M.H. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516